August 23, 2024

William Horne
Chief Executive Officer
Ault Alliance, Inc.
11411 Southern Highlands Parkway, Suite 240
Las Vegas, Nevada 89141

       Re: Ault Alliance, Inc.
           Registration Statement on Form S-1
           Filed July 30, 2024
           File No. 333-281109
Dear William Horne:

     We have conducted a limited review of your registration statement and have the following comments.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-1 filed July 30, 2024
Company Overview, page 1

1. We note that BNC will offer Nile Tokens and Nile Coins. We also note that BNC will offer virtual goods such as virtual real estate and digital art. We have the following comments with respect to these items to be distributed by BNC:
           Please provide a materially complete description of the digital assets, including their purpose, terms, characteristics, minting, distribution, custody, and transferability, as well as the availability of secondary markets. Please disclose whether there are any rights, services, or other benefits to which holders of the digital assets may be entitled, whether within the metaverse/gaming platform or otherwise. Please
           specifically address the company   s roles and, to the extent
applicable, the roles of
           third parties.
           Please supplementally provide us with the company   s legal analysis
as to whether the
           digital assets are securities under Section 2(a)(1) of the Securities Act of 1933. Your
 August 23, 2024
Page 2

           analysis should address not only the digital assets themselves but also the operation of the platform through which they are minted and the development and operation of the metaverse.
             To the extent that third parties will be able to mint the digital assets, please describe the internal processes you will establish to determine whether such digital assets are securities as defined in the Securities Act of 1933. Please also describe the internal processes you will establish to ensure that you are not facilitating, or causing you to engage in, transactions in unregistered securities.
             Please tell us whether you will mint any of your own digital assets. Please identify the blockchain network on which the digital assets will be minted. To the extent it will be a third-party network, please describe the network and the risks and challenges related to relying on a third-party network.
             Please describe any and all applicable laws and regulations relating to the minting and distribution of the digital assets.
             Please describe the risks relating to holding the digital assets, including any risks and challenges related to the storage or custody of the digital assets and the use of wallets.
Risk Factors, page 15

2. We note your disclosure on page 66 of your annual report filed April 16, 2024 that the legal test for determining whether a given digital asset is a security may "evolve over time" and that "the SEC's views in this area have evolved over time." This disclosure is not appropriate in light of legal tests well-established by U.S. Supreme Court case law and
       Commission and staff reports, orders, and statements that provide guidance on when a crypto asset may be a security for the purposes of the U.S federal securities law. Please include this risk factor disclosure in an amendment to this S-1 and revise accordingly.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Erin Donahue at 202-551-6063 or Erin Purnell at 202-551-3454 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Manufacturing